Exhibit (a)(11)
                                                                ---------------


                                   MEGGITT PLC

                     TENDER OFFER FOR WHITTAKER CORPORATION
                             SUCCESSFULLY COMPLETED


                  Meggitt PLC ("Meggitt") announces the successful completion of its tender offer to purchase all of the outstanding shares of common stock of Whittaker Corporation at US$28 net per share in cash.


                  The tender offer expired, at 12:00 midnight, New York City time, on Tuesday, 13 July 1999. Meggitt accepted for payment 11,386,127 shares of Whittaker's common stock, including 1,088,124 shares tendered by means of guaranteed delivery.


                  As a result of the tender offer, Meggitt now owns some 92% of Whittaker's approximately 12.3 million outstanding shares of common stock and intends promptly to complete the acquisition by means of the merger of Whittaker with a wholly-owned Meggitt subsidiary.


                  Mike Stacey, Chief Executive, said "I am very pleased to be able to announce the completion of our tender offer for Whittaker Corporation. This acquisition is an important milestone in the strategic development of Meggitt and I look forward to the future of the enlarged Group with considerable confidence".